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[COLUMBIA GAS SYSTEM LETTERHEAD]




                                        January 10, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.
                                File No. 70-8659

Gentlemen:

         In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and the Order of the Commission dated October 2, 1995, the undersigned hereby certifies that during the period from October 2, 1995 through November 28, 1995, there were no applicable transactions.

         The undersigned hereby transmits to the Commission the attached "past tense" Opinion of Counsel to complete this file.

                                        Very truly yours,

                                        THE COLUMBIA GAS SYSTEM, INC.



                                        By:    /s/ L. J. Bainter
                                           ---------------------------------
                                                   L. J. Bainter, Treasurer
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                                        December 26, 1995


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

                 Re:      The Columbia Gas System, Inc.
                          File No. 70-8659

                 I have acted as Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), in connection with the Joint Application-Declaration on Form U-1 (File No. 70-8659), as amended by Amendment No. 1 (hereinafter referred to together as the "Application-Declaration"), relating to the proposed interest rate hedge transactions by Columbia to limit its exposure to a rise in long-term interest rates prior to the issuance of approximately $2.1 billion of fixed rate debt
(the "New Indenture Securities") upon its emergence from bankruptcy. No such transactions took place.

                 The interest rate hedging program, as more fully described in the Application-Declaration, is hereinafter sometimes referred to as the "Proposed Transaction."

                 In connection with the foregoing, I have examined:

         (i)     the Application-Declaration,

         (ii) the form of New Indenture utilized for the issuance of the New Indenture Securities;

         (iii) copies of the Restated Certificate of Incorporation and Bylaws of Columbia;

         (iv) the Order Authorizing Interest-Rate Hedge Program of the United States Bankruptcy Court for the District of Delaware dated September 29, 1995; and

         (v) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.





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                 Based upon the foregoing and relying thereon, I am of the
opinion that since no applicable transactions took place:

                 The Proposed Transaction contained in the Application-Declaration was never consummated and accordingly all state and federal laws applicable to the Proposed Transaction were complied with, Columbia is a validly organized and duly existing corporation in good standing under the laws of the State of Delaware and the Proposed Transaction did not violate the legal rights of the holders of any securities issued by Columbia or any associate company thereof.

                 I hereby consent to the filing of this opinion together with the Certificate of the corporation filed pursuant to Rule 24.


                                        Very truly yours,


                                        /s/ Joyce Koria Hayes
                                        -------------------------------
                                        Joyce Koria Hayes
                                        Associate General Counsel
                                        and Assistant Secretary

                                        Columbia Gas System
                                             Service Corporation